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SECU〔barcode〕OMMISSION

03013604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2002___ AND ENDING ___12/31/2002___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Harold H. Oshima, dba*

Oshima & Associates

OFFICIAL USE ONLY
FIRM ID. NC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Merchants Row

(No. and Street)

Boston   MA   02109

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold H. Oshima   (617) 523-1527

                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Merfeld LLC

(Name — if individual, state last, first, middle name)

21 Merchants Row	Boston	MA	02109
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

MAR 17 2003

OATH OR AFFIRMATION

I, __Harold H. Oshima_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Oshima & Associates_____, as of

__December 31,_____, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____   _____

_____   _____

_____   _____
                                                                                     Signature

                                                  _____
                                                                                     Title

_____
2/21/03   Notary Public my Comm Expires 10/03/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*



OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Together with Independent Auditor's Report

DAVID MERFELD LLC

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

FINANCIAL STATEMENTS

TABLE OF CONTENTS

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

I have audited the accompanying statement of financial condition of Oshima & Associates (a proprietorship) as of December 31, 2002 and the related statements of income, of changes in equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oshima & Associates (a proprietorship) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
February 19, 2003

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

See Auditor's Report

ASSETS

Current assets		
Cash	$	1,401
Accounts receivable		3,801
Total current assets		5,202
Other assets		
Marketable securities available-for-sale		8,320
Deposit with correspondent broker		
Cash		1,807
Marketable securities available-for-sale		9,728
Total other assets		19,855
Total assets	$	25,057

LIABILITIES AND EQUITY

Current liabilities		
Accrued expenses	$	2,000
Equity		
Owners' capital		33,025
Cumulative other comprehensive income		(9,968)
Total equity		23,057
Total liabilities and equity	$	25,057

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF INCOME

For the Year Ended December 31, 2002

See Auditor's Report

Revenues		
Commissions	$	36,850
Investment income		431
Total revenues		37,281

Expenses	
Corporate fees	
Travel	68
Dues and subscriptions	199
Insurance	1,022
Licences and pemits	794
Office supplies	320
Delivery and postage	246
Professional fees	2,588
Telephone	536
Bank charges	296
Contributions	1,125
Total expenses	7,194

Net income	$	30,087

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2002

See Auditor's Report

	Retained Earnings		Cumulative Other Comprehensive Income		Total	
Balance, January 1, 2002	$	13,098	$	3,439	$	16,537
2002 transactions						
Contributions		25,012				
Net income		30,087				30,087
Other comprehensive income						
Unrealized holding loss				(13,407)		
Distributions to owner		(35,172)				(35,172)
Balance, December 31, 2002	$	33,025	$	(9,968)	$	11,452

See notes to financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

See Auditor's Report

Cash flows from operating activities		
Commission revenue received	$	37,885
Operating expenses paid		(5,192)
Investment income received		11
Net cash flows from operating activities		32,704
Cash flows from financing activities		
Capital contributions		1,000
Dividends paid		(35,172)
Net cash flows from financing activities		(34,172)
Cash flows		(1,468)
Cash, beginning of year		2,869
Cash, end of year	$	1,401
Reconciliation of net income to cash flows from operating activities		
Net income	$	30,087
Adjustments to reconcile net income to cash provided by operating activities		
Investment income directly reinvested in marketable securities		(420)
Expenses paid directly by owner		2,000
Changes in assets and liabilities		
Accounts receivable		1,035
Deposit with correspondent broker		2
Net cash flows from operating activities	$	32,704
Non-cash investing and financing activities		
Investment income directly reinvested in marketable securities		
Total investment income	$	431
Income directly reinvested by issuer		420
Investment income received in cash	$	11
Capital contributions by owner not in cash		
Total capital contributions	$	25,012
Securities contributed		22,012
Proprietorship expenses paid by owner and treated as contributions		2,000
Capital contributions received in cash	$	1,000

See notes to financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

A. Securities dealer registration and nature of operations

Oshima & Associates (the "Company") is a proprietorship of Harold Oshima. The Company is registered with the National Association of Securities Dealers and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to maintain this status, the Company is required to maintain net capital, as defined by the SEC, of in excess of $5,000. At December 31, 2002, net capital was $9,026.

As a broker/dealer, the Company receives commission revenue from the sale of securities and mutual funds and from advisory fees. Fees are also charged for tax and financial advisory services. By engaging the services of another broker/dealer, on a fully-disclosed basis, and acting solely as an "introducing broker", the Company does not hold customer securities, exectute transactions for customers, or perform custodial functions for customers.

A substantial portion of the Company's revenues is derived from clients residing in Massachusetts, and a downturn in the state's economy could have an effect on the Company.

B. Significant accounting policies

The Company's financial statements are presented in accordance with U.S. generally accepted accounting principles. Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Unrealized holding gains and losses arise from changes in the value of available-for-sale securities. These gains and losses are included in other comprehensive income.

C. Related party transaction

Office space and administrative personnel have been provided by Harold Oshima to the Company without charge.

D. Deposit with correspondent broker

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $1,806 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

E. Investment in marketable security

The Company's investments in marketable securities are held for an indefinite period and thus are classified as available-for-sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period. Cost and fair value of the securities – stock mutual funds – were $28,016 and $18,048, respectively, at December 31, 2002.

F. Income taxes

As a proprietorship, all income of the Company is taxed to Harold Oshima. Therefore, no provision is shown for federal or state income taxes.

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

I have audited the accompanying financial statements of Oshima & Associates (a proprietorship) as of and for the year ended December 31, 2002 and have issued my report thereon dated February 19, 2003. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
February 19, 2003

BROKER OR DEALER	Oshima & Associates (A Proprietorship)	as of	12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition... $		23,057	3480
2.	Deduct ownership equity not allowable for Net Capital...			3490
3.	Total ownership equity qualified for Net Capital..			3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital.........................			3520
	B. Other (deductions) or allowable credits (List)...			3525
5.	Total capital and allowable subordinated liabilities.. $		23,057	3530
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)...... $ _____	3540		
	B. Secured demand note delinquency... _____	3590		
	C. Commodity futures contracts and spot commodities -			
	proprietary capital charges... _____	3600		
	D. Other deductions and/or charges.. _____	3610	0	3620
7	Other additions and/or allowable credits (List)...			3630
8	Net capital before haircuts on securities positions.. $		23,057	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments... $ _____	3660		
	B. Subordinated securities borrowings... _____	3670		
	C. Trading and investment securities:			
	1. Exempted securities .... _____	3735		
	2. Debt securities .... _____	3733		
	3. Options.. _____	3730		
	4. Other securities 2,496	3734		
	D. Undue Concentration... _____	3650		
	E. Other (List)... 11,535	3736	14,031	3740
10.	Net Capital.. $		9,026	3750

OMIT PENNIES

RECONCILATION TO FOCUS REPORT PART IIA

Net capital from Focus Report	$	8,788
Reconciliation		
Receivable not recorded in Focus Report		450
Securities not fully marked to market in Focus Report		(302)
Difference in computation of haircut		90
Net capital as computed above	$	9,026

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

In planning and performing my audit of the financial statements of Oshima & Associates (a proprietorship) and supplemental schedule for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld LLC

Boston, Massachusetts
February 19, 2003